FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 5, 2005

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

                                                                                                                        October 5, 2005

On October 5, 2005, OAO Tatneft issued the following press release:

Tatneft participates in a tender in Libya

Almetyevsk, October 5, 2005

OAO Tatneft has participated in an open tender held by the National Oil Corporation of Libya.  Twenty six exploration and development permits were offered at the tender.  ExxonMobil, ChevronTexaco, Total, BP, Shell, CNPC and ONGC were among the bidders.  Russian companies participating in the tender included OAO Gazprom, OAO Lukoil, OAO Tatneft and Itera.  OAO Tatneft won the permit for the exploration and development of block No. 82-4 in Libya.  The block is located in the central part of the country, in Gedames basin.
The size of the block is two thousand square kilometers.  Previously, two exploration wells have been drilled on the territory of the block proving existence of hydrocarbons.

Pursuant to the established procedure, OAO Tatneft has to sign an agreement for the exploration and development of the block within
30 days after the announcement of the tender results.  Minimal exploration obligations provide for 2D and 3D seismic survey and drilling two exploration wells.

Press-service of OAO Tatneft

Forward-looking statements:  This press release contains certain forward-looking statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Victor I. Gorodny)
                                                                              Title: (Deputy General Director, Head of Property Department)

Date:   October 5, 2005